

Main pillars of Bezeq Group strategy

August 2018

The Bezeq Group has a leading position

based on solid, competitive assets and clear comparative advantages



Ownership of nationwide **infrastructure**

Broad customer base

Leading position in every sector of telecommunications in Israel

Highly valued **brand** in telecommunications

Professional, skilled, committed and experienced **human capital**

High quality of **service**

Rich and diverse **content** offering

Profitability and financial stability

Extensive nationwide **distribution channel**

Stands out in a broad range of parameters as compared with the other companies in the T-A 35 Index



Dividend yield	EBITDA LTM	12 month dividend	Quarterly cash flow	
Isramco	Teva	Delek Drilling		1
Delek Drilling	Perrigo	Leumi	Bazan	2
Israel Corporation	ICL		Discount	3
Delek Group		Poalim	Perrigo	4
	Israel Corporation	Isramco	ICL	5
Paz Oil	Delek Group	ICL	Teva	6
Amot	Bazan	Delek Group	Mizrahi Tefahot	7
Harel Investments	Azrieli Group	Teva	Nice	8
FIBI	Gazit Globe	Azrieli Group	Isramco	9
Bazan	Elbit Systems	Mizrahi Tefahot	Supersol	10

Source: Bizportal, data as published on August 8, 2018

Bezeq Group vision



The Bezeq Group will **LEAD** the telecommunications market in Israel, will provide **ALL** the telecommunications services and solutions of the **PRIVATE** and **BUSINESS** markets, and will continuously seek to improve its **FINANCIAL PERFORMANCE** and **RESULTS**

Our challenges and how we are addressing them



expediting regulations
Nationwide deployment of fiber and 5G
Restrictive regulations
Local solutions in selected areas
1. Changes in technology, user habits and business models
2. Regulation
3. Competition
Creating growth engines
Regulatory constraints
Integrated telecommunications solutions
Significant changes in the telecom market
1. Data Analytics
2. 2. Cloud-based and digital services
3. 3. IoT applications
4. 4. Smart homes, smart cities
1. Advanced technologies
2. New business models
3. Constant streamlining
4. Improvement in financial performance

Actions we are currently taking



Greater utilization of synergies between subsidiaries

Application has been submitted to transfer the activities and licenses of yes, Pelephone and Bezeq International to a **single partnership legal entity**

Maximizing synergies and reduction of overheads will lead to **savings in operating costs** in the long-term

Response to the customers' preference for a **comprehensive telecommunications solution**

Option for **Realization of tax asset,** subject to acquiring approvals

Streamlining at Bezeq Fixed Line for the coming two years


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Early retirement at Bezeq Fixed Line under the terms of existing labor agreement - reduction in salary costs

Relocating corporate headquarters from Azrieli Center- savings in operating costs

Reducing number of operational real estate sites and sales of redundant assets – savings in operating costs and improved cash flow

Fiber optics

Bezeq is the only company in Israel that is willing and capable of deploying fiber optics **across the entire country** at an accelerated pace

Laying a nationwide fiber network and connecting customers
| Technologically complex
| Involves investments of billions of shekels
| Precondition for a future efficient nationwide deployment of 5G



The current policy of the Ministry of Communications represents a preference for limited deployment of fiber **in “selected” areas only**

Leadership in mobile market



Pelephone is focused in the **mobile market**,

leveraging **broad and extensive** points of presence and distribution channels

under **multiple brands**, efficient and high quality customer service

alongside investment in advanced technologies

Business focus

Entry to **IoT and 5G** as growth engines

Innovative technology

Aligning marketing offering and content distribution platform in the multi-channel television sector




Client
base

Comprehensive repricing strategy and market segmentation to **stabilize subscriber base** and strengthen **fairness** perception with customers

*Q2 results reflect the outcome of this strategy as the subscriber base was stable with slight growth

In Medium-term:


Technology

Integration of IP-based broadcast distribution platform and CPE, operating on the "Open Garden" model

*Enhancing the **viewing experience**

*Will facilitate streamlining and **cost reduction**

Growth engines in the field of Data Analytics



Potential for growth engine

| Leveraging existing knowledge in the Group

| Knowledge of customer characteristics and requirements

| Ownership of knowledge and data bases


Revenues

Merge Group BDA activities under a **single organizational unit**

* Subject to limitations of structural separation and the Protection of Privacy Law


Concentrate activity

Sale of non-core activities



The Board of Directors is evaluating possibilities for the **sale of holdings** in

Bezeq Online and Walla!

- Data rooms have been opened
- Services of an investment bank have been retained
- Teasers have been released to the market
- A structured process for approaching the market for receiving offers has been launched

Organizational changes



Nomination of a Board in which most of the elected **members are new**

Revisiting risk management procedures and establishing productive dialogue with the regulator

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New executives:
Changes in Bezeq and subsidiaries top management team


Thank you